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December 22, 2015	Nathan D. Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Columbia Funds Series Trust I (the “Registrant”) (File No. 811-04367)

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Contrarian Core Fund series the Registrant into the Columbia Value and Restructuring Fund series of the Registrant; and

2)	the Columbia Large Cap Growth Fund II, Columbia Large Cap Growth Fund III, and Columbia Large Cap Growth Fund V series of Columbia Funds Series Trust (File No. 811-09645) and the Columbia Large Cap Growth Fund IV series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Large Cap Growth Fund series of the Registrant.

The Registration Statement is proposed to become effective on January 21, 2016 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct any questions or comments regarding this filing to Nathan Somogie of Ropes & Gray LLP at 617.951.7326 or nathan.somogie@ropesgray.com, or, in his absence, to Ryan Larrenaga of Ameriprise Financial, Inc. at 617.385.9536 or ryan.c.larrenaga@columbiathreadneedle.com.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.